Exhibit 99.2

EZGO Announces $8.5 Million Registered Direct Offering

CHANGZHOU, China, June 6, 2023 /PRNewswire/ -- EZGO Technologies Ltd. (Nasdaq: EZGO) ("EZGO" or the "Company"), a leading short-distance transportation solutions provider in China, today announced that it has entered into a definitive securities purchase agreement, dated as of June 5, 2023 (the “Purchase Agreement”) with certain purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”).

Pursuant to the Purchase Agreement, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 10,000,000 units (“Units”) at $0.85 per Unit and for an aggregate purchase price of US$8,500,000 in a registered direct offering (the “Offering”). Each Unit consists of one ordinary share, par value US$0.001 per share (“Ordinary Share”), and one warrant (“Warrant”) to purchase one Ordinary Share at a price of $1.20 per share, subject to adjustment as provided therein. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire one year after the issuance date.

The Units were offered by means of the Company’s registration statement on Form F-3 (File No. 333-263315), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 30, 2022, the accompanying prospectus, dated November 30, 2022, and a prospectus supplement, which the Company expects to file with the SEC on June 6, 2023. Electronic copies of the prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov and may also be obtained by contacting Shawn Wen, at the Company, using his contact information at the end of this press release.

The Company expects to receive net proceeds of approximately US$8,470,000 from the issuance and sale of the Units, after payment of offering expenses, including legal fees, and expects the settlement thereof to occur in accordance with the terms of the Purchase Agreement, on or around June 15, 2023. The Company intends to use the net proceeds for working capital and general business purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and three e-bicycle brands, “EZGO” and “Cenbird”, EZGO has established a business model centered on the manufacturing and sale of two- and three-wheeled electric vehicles, lithium batteries, complemented by the e-bicycle charging pile business. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at www.ezgotech.com.cn/Investor.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:
Shawn Wen
Email: ir@ez-go.com.cn
Phone: (+86) 13502829216